Pricing Supplement dated January 26, 2018 to the	Filed Pursuant to Rule 424(b)(2)
Prospectus dated February 1, 2017 and	Registration No. 333-215597
Prospectus Supplement dated February 13, 2017

The Bank of Nova Scotia
$3,000,000
Callable Step-Up Rate Notes
 Due January 31, 2028
● 100% repayment of principal at maturity, subject to the credit risk of the Bank	● Semi-annual interest payments
● Callable by the Bank quarterly on any Call Payment Date on or after the third anniversary of issuance	● Interest Rate that increases over the 10-year stated term of the Notes

The Callable Step-Up Rate Notes due January 31, 2028 (the “Notes”) offered hereunder are unsubordinated and unsecured obligations of The Bank of Nova Scotia and are subject to investment risks including possible loss of the Principal Amount invested due to the credit risk of The Bank of Nova Scotia.  As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.
The Notes will not be listed on any securities exchange or automated quotation system.
NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT, THE ACCOMPANYING PROSPECTUS OR PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE NOTES ARE NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION PURSUANT TO THE CANADA DEPOSIT INSURANCE CORPORATION ACT, THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENTAL AGENCY OF CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION.
Scotia Capital (USA) Inc. (“SCUSA”), our affiliate, has agreed to purchase the Notes from us for distribution to other registered broker-dealers or has offered the Notes directly to investors. SCUSA or any of our affiliates or agents may use this pricing supplement in market-making transactions in the Notes after their initial sale. Unless we, SCUSA or another of our affiliates or agents selling such Notes to you informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement and “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-23 of the accompanying prospectus supplement.
Investment in the Notes involves certain risks.  You should refer to “Additional Risk Factors” beginning on page P-7 in this pricing supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement.
	Per Note	Total
Price to public	100.00%	$3,000,000.00
Underwriting commissions[1]	1.00%	$30,000.00
Proceeds to The Bank of Nova Scotia	99.00%	$2,970,000.00
We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about January 31, 2018 against payment in immediately available funds.
Scotia Capital (USA) Inc.

1 SCUSA or one of our affiliates has agreed to purchase the Notes at the Principal Amount and, as part of the distribution of the Notes has agreed to pay discounts and underwriting commissions of $10.00 (1.00%) per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” herein.

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement, each filed with the SEC. See “Additional Terms of Your Notes” in this pricing supplement.

Issuer:	The Bank of Nova Scotia (the “Issuer” or the “Bank”)

Type of Note:	Callable Step-Up Rate Notes

CUSIP/ISIN:	CUSIP 064159KV7 / ISIN US064159KV71

Minimum Investment:	$1,000

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Principal Amount:	$1,000 per Note

Currency:	U.S. Dollars

Trade Date:	January 26, 2018

Pricing Date:	January 26, 2018

Original Issue Date:
January 31, 2018

Delivery of the Notes will be made against payment therefor on or about the 3rd Business Day following the date of pricing of the Notes (this settlement cycle being referred to as "T+3"). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in 2 Business Days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date will be required, by virtue of the fact that each note initially will settle in 3 Business Days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	January 31, 2028. If such day is not a Business Day, the Maturity Date will be determined according to the Following Business Day Convention.

Business Day:	Any day which is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or executive order to close in New York or Toronto.

Interest Payment:
With respect to each Interest Payment Date, for each $1,000 Principal Amount of Notes, the Interest Payment will be calculated as $1,000 × 1/2 × Interest Rate.

Each Interest Payment is paid semi-annually and is calculated on a 30/360 unadjusted basis; (i)“30/360” means that Interest Payment is calculated on the basis of twelve 30-day months and (ii) “unadjusted” means that if a scheduled Interest Payment Date is not a Business Day, the Interest Payment period will not be adjusted, the Interest Payment will be paid on the first following Business Day with full force and effect as if made on such scheduled Interest Payment Date, and no interest on such postponed payment will accrue during the period from and after the scheduled Interest Payment Date. As a result, each Interest Payment period will consist of 180 days (six 30-day months) and Interest Payments will accrue based on 180 days of a 360-day year. See "Payment at Maturity” and “Interest Payments” on page P-6 of this pricing supplement.

Interest Rate:
	Period beginning on	Period ending on and excluding	Annual Interest Rate

	January 31, 2018	January 31, 2025	3.00% per annum

	January 31, 2025	January 31, 2028	4.00% per annum

Interest Payment Dates:
The last calendar day of each January and July, commencing on July 31, 2018 and ending on the Maturity Date.
If these days are not Business Days, Interest Payments will actually be paid on the dates determined according to the Following Business Day Convention.

Day Count Fraction:	30/360, unadjusted, Following Business Day Convention.

Following Business Day Convention:	If any date of payment is not a Business Day, such payment will be made on the first following Business Day.

First Call Date:	January 31, 2021

Call Provision:
The Notes are redeemable quarterly at our option, in whole, but not in part, on any Call Payment Date, from and including the First Call Date, upon notice by us to DTC through the trustee on or before the corresponding Call Notice Date, at an amount that will equal the Principal Amount of your Notes, together with any accrued and unpaid interest to the applicable Call Payment Date. If the Notes are called prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any accrued and unpaid Interest Payment in respect of Interest Payment Dates occurring on or before the Call Payment Date. In this case, you will lose the opportunity to continue to be paid Interest Payments in respect of Interest Payment Dates ending after the Call Payment Date.

Call Notice Date:	10 Business Days prior to the corresponding Call Payment Date.

Call Payment Dates:
The last calendar day of each January, April, July and October, commencing on the First Call Date.
If any of these days are not Business Days, Call Payment Dates will be determined according to the Following Business Day Convention.

Survivor’s Option:	Not Applicable

Form of Notes:	Book-entry

Calculation Agent:
Scotia Capital Inc., an affiliate of the Bank
The Calculation Agent will make all determinations regarding the amount payable on your Notes. All determinations made by the Calculation Agent shall be made in its sole discretion and, absent manifest error, will be final and binding on you and us, without any liability on the part of the Calculation Agent. We may change the Calculation Agent for your Notes at any time without notice and the Calculation Agent may resign as Calculation Agent at any time upon 60 days’ written notice to the Bank.

Status:
The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime of any jurisdiction.

Tax Redemption:
The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay, on the next Interest Payment Date, additional amounts with respect to the Notes.  See “Tax Redemption” in this pricing supplement.

Listing:	The Notes will not be listed on any securities exchange or quotation system.

Use of Proceeds:	General corporate purposes

Clearance and Settlement:	Depository Trust Company

ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated February 1, 2017, as supplemented by the prospectus supplement dated February 13, 2017, relating to our Senior Note Program, Series A, of which these Notes are a part.  Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the accompanying prospectus supplement.  In the event of any conflict, this pricing supplement will control.  The Notes may vary from the terms described in the accompanying prospectus and prospectus supplement in several important ways.  You should read this pricing supplement, including the documents incorporated herein, carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000009631):
Prospectus dated February 1, 2017:
http://www.sec.gov/Archives/edgar/data/9631/000119312517027656/d338678d424b3.htm
Prospectus Supplement dated February 13, 2017:
http://www.sec.gov/Archives/edgar/data/9631/000110465917008642/a17-4372_1424b3.htm
The Bank of Nova Scotia has filed a registration statement (including a prospectus, and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov, or accessing the links above.  Alternatively, The Bank of Nova Scotia, any agent or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you so request by calling 1-416-866-3672.

PAYMENT AT MATURITY
If the Notes have not been called by us, as described elsewhere in this pricing supplement, we will pay you the Principal Amount of your Notes on the Maturity Date, plus the final Interest Payment.
In the event that the stated Maturity Date is not a Business Day, then relevant repayment of principal will be made on the first following Business Day under the Following Business Day Convention.
INTEREST PAYMENTS
We describe payments as being based on a “Day Count Fraction” of “30/360, unadjusted, Following Business Day Convention”.
This means that the number of days in the Interest Payment period will be based on a 360-day year of twelve 30-day months (“30/360”) and that the number of days in each Interest Payment period will not be adjusted if an Interest Payment Date falls on a day that is not a Business Day (“unadjusted”).
If any Interest Payment Date falls on a day that is not a Business Day (including the Interest Payment Date that is also the Maturity Date), the relevant Interest Payment will be made on the first following Business Day under the Following Business Day Convention.

ADDITIONAL RISK FACTORS
An investment in the Notes involves significant risks.  In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and on page 6 of the accompanying prospectus.
You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus and prospectus supplement.
Your Investment is Subject to Reinvestment Risk in the Event We Elect to Call the Notes.
We have the ability to call the Notes prior to the Maturity Date.  In the event we decide to exercise the Call Provision, the amount of interest payable would be less than the amount of interest payable if you held the Notes until the Maturity Date.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the Call Provision.  We may choose to call the Notes early or choose not to call the Notes early, in our sole discretion.  In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates or a significant decrease in the volatility of U.S. interest rates would result in greater interest payments on the Notes than on instruments of comparable maturity, terms and credit worthiness then trading in the market.
The Notes are Subject to Interest Rate Risk.
The Notes are an investment in a fixed interest rate. Fixed interest rate instruments are generally more sensitive to market interest rate changes. The prices of long-term debt obligations generally fluctuate more than prices of short-term debt obligations as interest rates change. Generally, when market interest rates rise, the prices of debt obligations fall, and vice versa. This risk may be particularly acute because market interest rates are currently at historically low levels. Therefore, an increase in market interest rates will adversely affect the value of your Notes.
The Step-Up Feature Presents Different Investment Considerations than Fixed Rate Notes.

You will most likely not earn the highest scheduled interest rates on the Notes if interest rates remain the same or fall during the term of the Notes. This is due, in part, to the fact that we are likely to exercise the Call Provision before the realization of such highest scheduled interest rates. Therefore, when determining whether to invest in the Notes, you should not focus on the highest interest rate, which is only applicable to the last Interest Rate period of the stated term of your Notes, and instead focus on, among other things, the annual applicable interest rate to the First Call Date and the Call Provision.

The Notes are Not Ordinary Debt Securities.
The Notes have certain investment characteristics that differ from traditional fixed income securities.  Specifically, the performance of the Notes will not track the same price movements as traditional interest rate products.  A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the above terms of the offering.  The Bank does not make any recommendation as to whether the Notes are a suitable investment for any person.

Your Investment is Subject to the Credit Risk of The Bank of Nova Scotia.
The Notes are senior unsecured debt obligations of The Bank of Nova Scotia and are not, either directly or indirectly, an obligation of any third party.  As further described in the accompanying prospectus and prospectus supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of The Bank of Nova Scotia, except such obligations as may be preferred by operation of law.  Any payment to be made on the Notes, including the return of the Principal Amount at maturity or on the Call Payment Date, as applicable, depends on the ability of The Bank of Nova Scotia to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of The Bank of Nova Scotia may affect the market value of the Notes and, in the event The Bank of Nova Scotia were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.
The Price at Which the Notes May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.
The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) volatility of the level of interest rates and the market's perception of future volatility of the level of interest rates, (ii) changes in interest rates generally, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity. In particular, because the terms of the Notes permit us to redeem the Notes prior to maturity, the price of the Notes may be impacted by the Call Provision feature of the Notes. Additionally, the Interest Rates of the Notes reflect not only our credit spread generally but also the Call Provision feature of the Notes and thus may not reflect the rate at which a note without such call feature and increasing interest rate might be issued and sold.
Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.
The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which SCUSA or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by SCUSA as a result of dealer discounts, mark-ups or other transaction costs.
The Notes Lack Liquidity.
The Notes will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the Notes. SCUSA or any other dealer may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which SCUSA is willing to purchase the Notes from you. If at any time SCUSA or any other dealer were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

We, our Subsidiaries or Affiliates may Publish Research that Could Affect the Market Value of the Notes. We also expect to Hedge Our Obligations under the Notes.
We or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes. In addition, we or one or more affiliates expect to hedge our obligations under the Notes and may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction.
There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment for any Interest Payment Date on the Notes. Our affiliate, Scotia Capital Inc., will serve as the Calculation Agent. We may change the Calculation Agent after the Original Issue Date without notice to you. For additional information as to the Calculation Agent’s role, see “Summary—Calculation Agent” herein. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration the Bank’s ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Pursuant to the terms of a distribution agreement, SCUSA, an affiliate of The Bank of Nova Scotia, has agreed to purchase the Notes from The Bank of Nova Scotia for distribution to other registered broker-dealers or has agreed to offer the Notes directly to investors.
SCUSA or one of our affiliates has agreed to purchase the Principal Amount of the Notes and, as part of the distribution of the Notes has agreed to pay discounts and underwriting commissions of $10.00 (1.00%) per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes.
In addition, SCUSA or another of its affiliates or agents may use the accompanying prospectus and prospectus supplement to which this pricing supplement relates and this pricing supplement in market-making transactions after the initial sale of the Notes. While SCUSA may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled "Supplemental Plan of Distribution (Conflicts of Interest)" in the accompanying prospectus supplement.
The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.
Conflicts of Interest
Because SCUSA is an affiliate of the Bank, SCUSA has a ''conflict of interest'' in this offering within the meaning of FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. SCUSA is not permitted to sell the Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

SCUSA and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. SCUSA and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, SCUSA and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank. SCUSA and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Additionally, because an affiliate of the dealer from which you purchase the Notes is to conduct hedging activities for us in connection with the Notes, such affiliate may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the Notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the Notes to you in addition to the compensation they would receive for the sale of the Notes.

Prohibition of Sales to European Economic Area Retail Investors.
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation"), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
RECENT DEVELOPMENTS
Proposed Bail-in Regulations

On June 22, 2016, legislation came into force amending the Bank Act (Canada) (the “Bank Act”) and the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and certain other federal statutes pertaining to banks to create a bail-in regime for Canada’s domestically systemically important banks, which include the Bank. On June 17, 2017, the Government of Canada published in draft for public comment regulations under the CDIC Act and the Bank Act providing the final details of the conversion, issuance and compensation regimes for bail-in instruments issued by domestic systemically important banks, including the Bank (collectively, the “Bail-In Regulations”). Pursuant to the CDIC Act, in circumstances where the Superintendent of Financial Institutions has determined that the Bank has ceased, or is about to cease, to be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing CDIC to convert all or a portion of certain shares and liabilities of the Bank into common shares of the Bank (a “Bail-In Conversion”).

The Bail-In Regulations prescribe the types of shares and liabilities that will be subject to a Bail-In Conversion. In general, any senior debt with an initial or amended term to maturity (including explicit or embedded options) greater than 400 days, that is unsecured or partially secured and has been assigned a CUSIP or ISIN or similar identification number would be subject to a Bail-In Conversion. Shares, other than common shares, and subordinated debt would also be subject to a Bail-In Conversion, unless they are non-viability contingent capital. Assuming the draft Bail-In Regulations come into force in their current form, any shares and liabilities issued before the date the Bail-In Regulations come into force, including the Notes, would not be subject to a Bail-In Conversion, unless, in the case of a liability, including the Notes, the terms of such liability are, on or after that day, amended to increase its principal amount or to extend its term to maturity and the liability, as amended, meets the requirements to be subject to a Bail-In Conversion.

The draft Bail-In Regulations provide that they will come into force 180 days after the regulations are finalized.
EVENTS OF DEFAULT AND ACCELERATION
If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine (i) your Principal Amount and (ii) any accrued but unpaid interest payable based upon the then applicable Interest Rate calculated on the basis of a 360-day year consisting of twelve 30-day months.
If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see “Description of the Debt Securities We May Offer—Events of Default” beginning on page 27 of the accompanying prospectus.

TAX REDEMPTION
The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:
●
as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; or

●
on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such change, amendment, application, interpretation or action is applied to the Notes by the taxing authority and that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the Principal Amount of the Notes to be redeemed.
Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and, on or promptly after the redemption date, it will give notice of the redemption price.
CERTAIN CANADIAN INCOME TAX CONSEQUENCES
The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as beneficial owner, Notes, including entitlements to all payments thereunder, pursuant to this pricing supplement and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Act”) is not, and is not deemed to be, resident in Canada, deals at arm’s length with the Bank and with any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Notes, does not use or hold the Notes in a business carried on in Canada, is not a “specified shareholder” and is not a person who does not deal at arm’s length with a “specified shareholder” (as defined for purposes of subsection 18(5) of the Act) of the Bank and does not receive any payment of interest on the Notes in respect of a debt or other obligation to pay an amount to a person with whom the Bank does not deal at arm’s length (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the Act and an understanding of the current administrative practices and assessing policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and assumes that all Proposals will be enacted in the form proposed. However, no assurance can be given that the Proposals will be enacted as proposed or at all. This summary does not otherwise take into account any changes in law or in administrative practices or assessing policies, whether by legislative, administrative or judicial action, nor does it take into account any provincial, territorial or foreign income tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser.  This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of Notes should consult their own tax advisors with respect to their particular circumstances.

No Canadian withholding tax will apply to interest or principal paid or credited to a Non-Resident Holder by the Bank or to proceeds received by a Non-Resident Holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

No other tax on income or gains will be payable by a Non-Resident Holder on interest or principal, or on proceeds received by a Non-Resident Holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders of the purchase, beneficial ownership and disposition of the Notes.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of a Note that is:
●	an individual who is a citizen or a resident of the United States, for U.S. federal income tax purposes;
●
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●
a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons, for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for U.S. federal income tax purposes by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).
This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change.  Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein.  In addition, this summary addresses only U.S. Holders that purchase Notes at initial issuance, and own Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security,” or a “conversion transaction” for U.S. federal income tax purposes or as part of some other integrated investment.  This summary does not discuss all of the tax consequences (such as any alternative minimum tax consequences) that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; partnerships; or investors that hold their Notes through a partnership or other entity treated as a partnership for U.S. federal tax purposes; U.S. Holders whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts; persons that purchase or sell the Notes as part of a wash sale for tax purposes; or “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes).  This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or non-U.S. tax consequences of the purchase, ownership or disposition of the Notes.  Persons considering the purchase of Notes should consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of Notes arising under the laws of any other taxing jurisdiction.
General
The Notes should be treated as indebtedness for U.S. federal income tax purposes, and the balance of this summary assumes that the Notes are treated as indebtedness for U.S. federal income tax purposes.
We intend to take the position that solely for purposes of determining whether the Notes are issued with original issue discount, we are deemed to exercise the Call Provision prior to each Interest Rate step-up and, as a result, Interest Payments on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.
Pursuant to this treatment, upon the taxable disposition of a Note, you should generally recognize taxable gain or loss equal to the difference between (1) the amount realized on such taxable disposition (other than amounts attributable to accrued but untaxed interest) and (2) your adjusted tax basis in the Note. Your adjusted tax basis in a Note generally will equal your cost of the Note. Because the Note is held as a capital asset, such gain or loss will generally constitute capital gain or loss. Capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates where such holder has a holding period of greater than one year. The deductibility of a capital loss realized on the taxable disposition of a Note is subject to limitations.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, your Notes should be treated as described above. However, the U.S. federal income tax treatment of the Notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. We urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.

Medicare Tax on Net Investment Income
U.S. holders that are individuals or estates and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income," or "undistributed net investment income" in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust in excess of an applicable threshold. The 3.8% Medicare tax is determined in a different manner than regular income tax. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.
Specified Foreign Financial Assets
Certain U.S. holders that own “specified foreign financial assets” in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this reporting obligation to your ownership of the Notes.
Backup Withholding and Information Reporting
Interest paid on the Notes, and proceeds received from a taxable disposition of the Notes, will be subject to information reporting unless you are an "exempt recipient" and may also be subject to backup withholding if you fail to provide certain identifying information (such as an accurate taxpayer number) or meet certain other conditions.
Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

You should consult your tax advisors as to the federal, state, local and other tax consequences of acquiring, holding and disposing of the Notes and receiving payments under the Notes.

CERTAIN ERISA CONSIDERATIONS
Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.
In addition, we, SCUSA, and certain of our other subsidiaries and affiliates may be each considered a party in interest within the meaning of ERISA, or a disqualified person (within the meaning of Section 4975 of the Code), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also "Plans"). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which we or any of our affiliates is a party in interest or a disqualified person, unless the Notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.
Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the Notes. Those exemptions include PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).
Because SCUSA and the Bank each may be considered a party in interest or disqualified person with respect to many Plans, the Notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not and will not be a Plan or a Plan Asset Entity and is not purchasing such Notes on behalf of or with plan assets of any Plan or any plan subject to similar laws or (b) its purchase, holding, and disposition will not constitute or result in a non-exempt prohibited transaction due to the application of a statutory or administrative exemption or such purchase, holding, and disposition will not otherwise be prohibited under ERISA or Section 4975 of the Code or a violation of any similar laws.
Further, any person acquiring or holding the Notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA and/or Section 4975(f)(10) of the Code in connection with the transaction or any redemption of the Notes, (y) none of us or any SCUSA directly or indirectly exercises any discretionary authority or control or renders investment advice or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and/or Section 4975 of the Code and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

In addition, any purchaser that is a Plan or a Plan Asset Entity or that is acquiring the Notes on behalf of a Plan or a Plan Asset Entity, including any fiduciary purchasing on behalf of a Plan or Plan Asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that (a) none of us, SCUSA or any of our other affiliates is a “fiduciary” (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any similar laws) with respect to the acquisition, holding or disposition of the Notes, or as a result of any exercise by us or our affiliates of any rights in connection with the Notes, (b) no advice provided by us or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the Notes and the transactions contemplated with respect to the Notes, and (c) such purchaser recognizes and agrees that any communication from us or any of our affiliates to the purchaser with respect to the Notes is not intended by us or any of our affiliates to be impartial investment advice and is rendered in its capacity as a seller of such Notes and not a fiduciary to such purchaser. Purchasers of the Notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non- exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

USE OF PROCEEDS AND HEDGING
We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus supplement under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect, but are not required, to enter into hedging transactions involving purchases of securities or over-the-counter derivative instruments linked to the applicable reference rate(s) prior to or on the Pricing Date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those similar securities. We or our affiliates may close out our or their hedge on or before the Maturity Date.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Additional Risk Factors” and “Supplemental Plan of Distribution (Conflicts of Interest)” herein for a discussion of these adverse effects.

VALIDITY OF THE NOTES
In the opinion of Cadwalader, Wickersham & Taft LLP, as special counsel to the issuer, when the notes offered by this pricing supplement have been executed and issued by the issuer and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the notes will be valid and binding obligations of the issuer, enforceable against the issuer in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).  This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by Osler, Hoskin & Harcourt LLP, Canadian legal counsel for the issuer, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the Securities, authentication of the Securities and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated January 18, 2017 filed with the Securities and Exchange Commission as Exhibit 5.3 to the Registration Statement on Form F-3 on January 18, 2017.
In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of BNS in conformity with the Indenture, and when the notes have been duly executed, authenticated and issued in accordance with the Indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of BNS, subject to the following limitations (i) the enforceability of the Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act.  This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustees’ authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 18, 2017, which has been filed as Exhibit 5.2 to BNS’s Form F-3 filed with the SEC on January 18, 2017.